UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

US GOLD CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

912023207

(CUSIP Number)

Robert Ross McEwen

c/o US Gold Corporation

3rd Floor, 99 George Street

Toronto, Ontario

Canada M5A 2N4

(647) 258-0395

With copies to:

George A. Hagerty, Esq.

Hogan & Hartson L.L.P.

1200 Seventeenth Street, Suite 1500

Denver, CO 80202

(303) 899-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 912023207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert Ross McEwen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canadian citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,210,729 shares(1)(2)

	8.	Shared Voting Power -0- shares

	9.	Sole Dispositive Power 21,210,729 shares(1)(2)

	10.	Shared Dispositive Power -0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,210,729 shares(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.3%

14.	Type of Reporting Person (See Instructions) IN

(1) As described below, as a result of Mr. McEwen’s ownership interest in 2190303 Ontario, Inc., an Ontario corporation (“2190303 Ontario”), and Rule 13d-5(b)(1) (“Rule 13d-5(b)(1)”) and Rule 13d-3(a) (“Rule 13d-3(a)”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. McEwen and 2190303 Ontario may be deemed to be a “group” and Mr. McEwen may be deemed to be the beneficial owner, for purposes of Section 13(d) of the Exchange Act, of all of the common stock, no par value (the “Common Stock”), of US Gold Corporation (“US Gold”) and the shares of Common Stock underlying immediately exercisable warrants (the “Warrants”) held by 2190303 Ontario (such Common Stock and Warrants held by 2190303 Ontario being referred to herein as the “Securities”).

(2) Includes (a) 11,767,000 Common Stock and Warrants to purchase 333,500 shares of Common Stock that are held by 2190303 Ontario and (b) 9,110,229 exchangeable shares (the “Exchangeable Shares”) of US Gold Canadian Acquisition Corporation (“Canadian Exchange Co.”) that are immediately convertible on a one-for-one basis for shares of Common Stock and that are held by Mr. McEwen.

CUSIP No. 912023207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 2190303 Ontario, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO(3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canadian citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power 12,100,500 shares(4)

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power 12,100,500 shares(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,100,500 shares(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.5%

14.	Type of Reporting Person (See Instructions) CO

(3) See Item 3 below.

(4) Consists of 11,767,000 shares of Common Stock and Warrants to purchase 333,500 shares of Common Stock directly held by 2190303 Ontario.  Pursuant to Rules 13d-5(b)(1), 13d-3(a) and as a result of Mr. McEwen’s 100% ownership interest in 2190303 Ontario, Mr. McEwen may be deemed to beneficially own and to have or to share voting and dispositive power over such Common Stock and Warrants.  Amount reported on Line 11 excludes 9,110,229 Exchangeable Shares held by Mr. McEwen, and for which 2190303 Ontario expressly disclaims beneficial ownership.

This Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by Robert Ross McEwen (“Mr. McEwen”) with respect to the common stock, no par value (the “Common Stock”) of US Gold Corporation, a Colorado corporation (“US Gold”) is being filed by Mr. McEwen and 2190303 Ontario, Inc., and Ontario corporation (“2190303 Ontario,” with each of Mr. McEwen and 2190303 Ontario being referred to herein as a “Reporting Person,” and collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the joint filing agreement filed as Exhibit 4 to this Amendment No. 4 to reflect the transfer of Common Stock and Warrants in a private transaction to 2190303 Ontario, as more fully described in Items 3 and 4 of this Amendment No. 4.  This Amendment No. 4 amends the original Schedule 13D filed by Mr. McEwen with the Securities and Exchange Commission (the “SEC”) on August 8, 2005, as amended by Amendment No. 1 thereto, filed with the SEC on March 6, 2006, as amended by Amendment No. 2 thereto, filed with the SEC on May 11, 2007, and as amended by Amendment No. 3 thereto, filed with the SEC on December 12, 2007 (as amended hereby and thereby, the “Amended Schedule 13D”), to reflect the transfer of Mr. McEwen’s Common Stock and warrants to purchase Common Stock (the “Warrants”), as is more fully described in Items 3 and 4 below.

Item 1.	Security and Issuer

Item 1 is hereby amended to replace Item 1 with the following:

The Amended Schedule 13D relates to the Common Stock and Warrants of US Gold.  The address of the principal executive office of US Gold is 99 George Street, 3rd Floor, Toronto, Ontario, Canada M5A 2N4.

Item 2.	Identity and Background

Item 2 is hereby amended to add the following with respect to 2190303 Ontario:

(a)–(c), (f)          This Amendment No. 4 also is being filed by 2190303 Ontario, Inc., a corporation organized under the laws of Ontario, Canada that is engaged in the principal business of investing and has a principal business address of 99 George Street, 3rd Floor, Toronto, Ontario, Canada, M5A 2N4.

(d)           During the last five years, 2190303 Ontario has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors).

(e)           During the last five years, 2190303 Ontario has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

On November 18, 2008, Mr. McEwen transferred the Common Stock and Warrants described in Item 4 below to 2190303 Ontario in exchange for 100% of the common shares of 2190303 Ontario.  Neither Mr. McEwen nor 2190303 Ontario borrowed any funds for such transaction.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended to add the following:

Mr. McEwen transferred 11,767,000 shares of Common Stock and Warrants to purchase 333,500 shares of Common Stock to 2190303 Ontario, an entity in which he holds a 100% interest, for tax planning purposes.  Except as set forth in this Item 4, Mr. McEwen and 2190303 Ontario have no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although each of Mr. McEwen and 2190303 reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended to replace Item 5 with the following:

(a)          As a result of Mr. McEwen’s 100% interest in 2190303 Ontario and pursuant to Rule 13d-5(b)(1) of the Exchange Act, Mr. McEwen may be deemed to have beneficial ownership of all of the Common Stock and Warrants owned by 2190303 Ontario, and as such, may be deemed to beneficially own 21,210,729 shares of Common Stock (which figure includes (a) 11,767,000 shares of Common Stock and Warrants to purchase 333,500 shares of Common Stock and (b) 9,110,229 exchangeable shares (the “Exchangeable Shares”) of US Gold Canadian Acquisition Corporation (“Canadian Exchange Co.”) that are immediately convertible on a one-for-one basis for shares of Common Stock) (the Common Stock and Warrants held by 2190303 Ontario and the Exchangeable Shares held by Mr. McEwen, together being the “Securities”), which represents, in the aggregate, approximately 24.3% of the outstanding Common Stock.

            2190303 Ontario directly owns 12,100,500 shares of Common Stock (which figure includes 11,767,000 shares of Common Stock and Warrants to purchase 333,500 shares of Common Stock, which represent approximately 15.5% of the outstanding Common Stock.  As a result of Mr. McEwen’s 100% interest in 2190303 Ontario and pursuant to Rule 13d-5(b)(1) of the Exchange Act, as of the date hereof, 2190303 Ontario may be deemed to directly own all of the Securities.  2190303 Ontario expressly disclaims beneficial ownership in the Exchangeable Shares held by Mr. McEwen.

(b)          The information contained on the cover page to this Amendment No. 4 and Item 2 to this Amendment No. 4 is incorporated by reference to this Item 5(b).  Mr. McEwen has sole voting and dispositive power over 21,210,729 shares of Common Stock, which represents approximately 24.3% of the Common Stock.

(c)          The information contained in Item 3 to this Amendment No. 4 is incorporated by reference to this Item 5(c).  Since the filing of Amendment No. 3 to the Amended Schedule 13D by Mr. McEwen, 1,283,121 warrants to purchase Exchangeable Shares (which were previously reported on the Amended Schedule 13D as beneficially owned by Mr. McEwen) expired by their own term.  The expiration of such warrants to purchase Exchangeable Shares prior to exercise does not reflect the views of Mr. McEwen regarding US Gold’s current or future business prospects.

(d)–(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to replace Item 6 with the following::

Other than the information contained in Items 3 and 4 to this Amendment No. 4, Mr. McEwen and 2190303 Ontario have no such contracts, arrangements, understandings or relationship with respect to the securities of US Gold.

Item 7.	Material to be Filed as Exhibits
Item 7 is hereby amended to add the following:: Exhibit 4: Joint Filing Agreement among the Reporting Persons, dated December 12, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:
December 12, 2008

ROBERT ROSS MCEWEN

By:	/s/ Robert Ross McEwen
Name:	Robert Ross McEwen

2190303 ONTARIO INC.

By:	/s/ Robert Ross McEwen
Name:	Robert Ross McEwen
Title:	Director, President and Vice President,
2190303 Ontario Inc., an Ontario corporation